575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

October 9, 2012

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

IndexIQ Trust - File No.: 811-22185

Annual Report on Form N-CSR for the

Fiscal Year Ended April 30, 2012

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ Trust (the “Trust”), we are filing this correspondence containing the Trust’s responses to oral comments delivered to me and David Fogel, the Trust’s Chief Compliance Officer, by Ms. Sheila Stout, Staff Accountant, on September 13, 2012. The comments delivered by the staff of the Securities and Exchange Commission (the “Commission”) relate to the staff’s review of the Trust’s Annual Report on Form N-CSR for the fiscal year ended April 30, 2012 that was filed with the Commission on July 6, 2012 (the “2012 Annual Report”). Capitalized terms used but not defined herein are used with the meanings given to them in the 2012 Annual Report.

In the following discussion, we have summarized the staff’s oral comment in bold and provided the Trust’s responses immediately thereafter. The comments have been numbered for convenience.

1.         The classes of the IQ ALPHA Hedge Strategy Fund (the “Alpha Fund” or “Fund” and, together with any future series of the Trust, the “Funds”) of the Trust listed in the 2011 Annual Report need to update their EDGAR series/class identifiers to reflect their correct ticker symbols.

CENTURY CITY	CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

October 9, 2012

The Trust has updated the EDGAR series/class identifiers for each class of the Alpha Fund to reflect their correct ticker symbols.

2.         In Management’s Discussion of Fund Performance (“MDFP”) contained in the 2012 Annual Report, the gross total annual operating expense ratio (“gross expense ratio”) for the Alpha Fund includes Acquired Fund Fees & Expenses (“AFFE”), as indicated in the Annual Fund Operating Expenses table of the Alpha Fund’s prospectus, is presented without deducting AFFE, which is the presentation style of the gross expense ratio utilized under Financial Highlights. FINRA Rule 2210(d)(5)(A) requires that sales literature, such as the 2012 Annual Report, present the gross expense ratio as stated in the fee table of the prospectus. Please undertake to present the a Fund’s gross expense ratio in future MDFP as including AFFE – the gross expense ratio as presented in its prospectus fee tables – or otherwise provide a rationale as to why the gross expense ratios of the relevant Fund excludes AFFE.

Trust management will provide a Fund’s gross expense ratio information as inclusive of AFFE and as presented in the prospectus fee tables in all future MDFP.

3.         Note 2 to the Trust’s financial statements in the 2012 Annual Report states, “cash equivalents consist of highly liquid investments, with maturities of three months or less when acquired.” In future filings of the Trust’s Schedules of Investments, please provide a listing of all cash equivalents that constitute securities under a sub-category captioned “Short Term Investments” in accordance with Regulation S-X, Rule 12-12 (17 CFR 210.12-12).

The Trust held no securities with maturities of three months or less as of April 30, 2012. Nevertheless, Note 2 will be revised in future filings to clarify that, to the extent securities with maturities of three months or less are held by a fund of the Trust, such securities will be disclosed under a “Short Term Investments” sub-category of the Schedules of Investments.

4.         In future shareholder reports, please include a risk factor discussing industry and sector concentration risks in the risk factor note to the financial statements to the extent appropriate.

The Trust will provide an appropriate concentration risk factor discussion in the notes to the financial statements included in future shareholder reports.

5.         In the MDFP section of future shareholder reports, please include a discussion about the material effects on any Fund’s performance caused by the Fund’s exposure to derivates such as swaps. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Securities and Exchange Commission

October 9, 2012

In all future MDFP the Trust’s management will provide a discussion of all material effects a Fund’s exposure to derivative positions, including swaps, had on the Fund’s performance.

6.         In the Schedule of Investments of the Alpha Fund, the “Unrealized Appreciation (Depreciation)” of the “Total Return Swap contracts outstanding at April 30, 2012” is reflected as zero. Please explain to the staff why the unrealized appreciation or depreciation of the Alpha Fund’s total return swaps would be zero at April 30th.

The total return swaps of the Alpha Fund reset and settle their outstanding positive or negative values (thereby recognizing realized appreciation or depreciation) on the last day of each month. Since April 30th is the last day of the month, the amount of unrealized appreciation or depreciation on the Alpha Fund’s total return swaps will always be zero on that day.

7.         Note 3 to the financial statements in the Alpha Fund’s 2012 Annual Report includes a description of the terms of the Expense Limitation Agreement. The description contained in the Alpha Fund’s prospectus excludes from the Advisor’s expense limitation obligation, among other items, AFFE. The list of excluded expenses contained in Note 3 omits AFFE. Please include AFFE among the excluded expenses in the Expense Limitation Agreement description contained in future filings of the Alpha Fund’s shareholder reports.

AFFE will be included in the list of expenses excluded from the Advisor’s expense limitation obligations contained in the Expense Limitation Agreement description in future shareholder reports.

8.         In future filings of the summary prospectuses and statutory prospectuses of the Alpha Fund, please include a separate line item in the Annual Fund Operating Expenses table reflecting the amount of recoupment paid to the Advisor by the Fund under the Expense Limitation Agreement. If the amount of recoupment paid to the Advisor, if any, does not exceed the de minimis amount requiring disclosure under the applicable requirements of Form N-1A, such amount should be included in calculation of Other Expenses.

To the extent recoupment payments are not a de minimis amount, the Annual Fund Operating Expenses table of the Alpha Fund contained in future summary prospectuses and statutory prospectuses will include such a line item separate from Other Expenses.

The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 9, 2012

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

PJS:mb

cc:	Ms. Sheila Stout Mr. Adam Patti Mr. David Fogel Mr. Gregory Xethalis